Exhibit 99.3

PROPOSAL I

TO AMEND THE ARTICLES OF ASSOCIATION

of

AVG Technologies N.V.,

with official seat in Amsterdam, the Netherlands.

As this will be proposed for adoption at the

Extraordinary General Meeting of Shareholders

to be held on 23 August 2016.

PROPOSAL I TO CONVERT AVG TECHNOLOGIES N.V. INTO A PRIVATE LIMITED LIABILITY COMPANY AND TO AMEND THE ARTICLES OF ASSOCIATION

References to the articles of association preceded by the term ‘old’ are references to articles of AVG Technologies N.V.’s (AVG) current articles of association. References preceded by the term ‘new’ are references to articles of the articles of association of AVG as they are proposed to read after the amendment of the articles of association in accordance with this Proposal I.

•	The name of AVG will be changed from “AVG Technologies N.V.” into “AVG Technologies B.V.” (see new article 2.1).

•	The provisions that relate to the authorised share capital will be deleted (see old articles 4.1, 4.2 and 6.1 and new article 4.1). In addition, all references to preference shares and separate classes of shares will be deleted and the provisions that relate to distributions and liquidation proceeds are amended (see old articles 1.1, 1.4, 4.1, 4.2, 6.2, 6.7, 7.1, 7.2, 7.6, 8.1, 8.2, 10.2, 10.4, 10.5, 10.6, 29.1, 29.5, 29.6, 30.1, 37.2 and 41.3).

•	The rules applicable to the issuance of shares, pre-emptive rights, the acquisition of own shares, the reduction of issued share capital, the transfer of shares, meeting rights of holders of depositary receipts, the mandatory approval list referred to in section 2:107A of the Dutch Civil Code, the term in which the annual accounts must be prepared, distributions, the mandatory record date and certain voting procedures will be changed if AVG is converted into a private limited liability company. In connection therewith it is proposed to change old articles 6.2, 7.1, 9, 10, 11, 12, 17.1. 26.2, 29.5, 33.3, 37.2, 38.3 and new articles 29.6 and 38.8.

•	Shares will be freely transferable (see new article 11.3).

•	The remuneration of members of the Management Board will be determined by the General Meeting instead of the Supervisory Board (see old articles 13.3, 13.4 and 31.2(b) and new article 13.3).

•	AVG will no longer have a specific policy on reserves and dividends (see old article 29.7).

•	References to provisions applicable for public companies should be amended to provisions applicable for private limited liability companies (see old articles 5.1, 8.1, 8.3, 8.4, 32 and 33.5).

•	Upon delisting of the AVG shares, AVG will no longer have to comply with the New York Stock Exchange listing rules. In connection therewith it is proposed to change article 39.1.

•	It is proposed that the General Meeting will be authorized to appoint a liquidator. In connection therewith it is proposed to change article 41.1.

FULL TEXT OF THE PROPOSED AMENDMENTS

The text of Proposal I to amend the articles of association of AVG is marked against the complete text of AVG’s current articles of association. Strikethroughs mark the proposed deletions and double underlines the proposed additions.

Proposal I and Proposal II can be found on AVG’s website and are available for inspection at AVG’s offices.

The text of the proposal to amend the articles of association below is an English translation of a proposal prepared in Dutch. In preparing the text below, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

ARTICLES OF ASSOCIATION:

CHAPTER 1.

Article 1. Definitions and Construction.

1.1	In these Articles of Association, the following terms have the following meanings:

Company means the company the internal organization of which is governed by these Articles of Association.

External Auditor has the meaning ascribed to that term in Article 27.1.

General Meeting or General Meeting of Shareholders means the body of the Company consisting of those in whom as a Shareholder or otherwise the voting rights on Shares are vested or a meeting of such persons (or their representatives) and other persons holding Meeting Rights.

Management Board means the management board of the Company.

Meeting Rights means the right to be invited to General Meetings of Shareholders and to speak at such meetings, as a Shareholder or as a person to whom these rights have been attributed in accordance with Article 12.

~~Ordinary Share means an ordinary share in the capital of the Company.~~

~~Preference Share means a preference share in the capital of the Company.~~

Share means a share in the capital of the Company.~~Unless the contrary is apparent, this will include each Ordinary Share and each Preference Share.~~

Shareholder means a holder of one or more Shares.

Supervisory Board means the supervisory board of the Company.

1.2	A message in writing means a message transmitted by letter, by telecopier, by e-mail or by any other means of electronic communication provided the relevant message or document is legible and reproducible, and the term written is to be construed accordingly.

1.3	The Management Board, the Supervisory Board and the General Meeting each constitute~~s~~ a distinct body of the Company.

~~1.4~~	~~References in these Articles of Association to the meeting of holders of Shares of a particular class will be understood to mean the body of the Company consisting of the holders of Shares of the relevant class or (as the case may be) a meeting of holders of Shares of the relevant class (or their representatives) and other persons entitled to attend such meetings.~~

1.4	~~1.5~~References to Articles refer to articles which are part of these Articles of Association, except where expressly indicated otherwise.

1.5	~~1.6~~Unless the context otherwise requires, words and expressions contained and not otherwise defined in these Articles of Association bear the same meaning as in the Dutch Civil Code. References in these Articles of Association to the law are references to provisions of Dutch law as it reads from time to time.

CHAPTER 2. NAME, OFFICIAL SEAT AND OBJECTS.

Article 2. Name and Official Seat.

2.1	The Company’s name is:

AVG Technologies ~~N.V~~B.V.

2.2	The official seat of the Company is in Amsterdam, the Netherlands.

Article 3. Objects.

The objects of the Company are:

(a)	to incorporate, to participate in any way whatsoever in, to manage and, to supervise businesses and companies;

(b)	to finance businesses and companies;

(c)	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties;

(f)	to acquire, alienate, manage and exploit registered property and items of property in general;

(g)	to trade in currencies, securities and items of property in general;

(h)	to develop and trade in patents, trade marks, licenses, know-how, copyrights, data base rights and other intellectual property rights;

(i)	to perform any and all activities of an industrial, financial or commercial nature;

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

CHAPTER 3. SHARES AND SHARE CAPITAL.

Article 4. ~~Authorised~~ Capital and Shares.

~~4.1~~	~~The authorised capital of the Company amounts to two million four hundred thousand euro (EUR 2,400,000.00).~~

4.1	~~4.2~~The ~~authorised capital is divided into two hundred forty million (240,000,000) Shares, having~~ capital of the Company consists of one or more Shares. Each Share has a nominal value of one eurocent (EUR 0.01) ~~each and is divided into classes as follows:~~.

~~- one hundred twenty million (120,000,000) Ordinary Shares; and~~

~~- one hundred twenty million (120,000,000) Preference Shares.~~

4.2	~~4.3~~All Shares will be registered Shares. No share certificates will be issued.

Article 5. Register of Shareholders.

5.1	The Company must keep a register of Shareholders. The register may consist of various parts which may be kept in different places and each may be kept in more than one copy and in more than one place as determined by the Management Board. The register will be kept up to date. In the register will be entered the names and the addresses referred to in Article 5.2 of all the holders of Shares, the amount paid on each Share and such other particulars as the Management Board may determine. The entries in the register, as well as the amendments thereof, will be certified in a manner to be prescribed by the Management Board. Section ~~2:85~~ 2:194 of the Dutch Civil Code will apply to the register of Shareholders.

5.2	Every Shareholder as well as each usufructuary and each pledgee of a Share is obliged to furnish its name and address to the Company in writing.

5.3	The Management Board will set rules with respect to the signing of registrations and entries in the register of Shareholders.

5.4	The Management Board will provide any holder of a Share as well as any usufructuary and pledgee of a Share with an extract on request and free of charge from the register of Shareholders showing its right to such Share.

Article 6. Resolution to Issue; Conditions of Issuance.

6.1	Shares may be issued pursuant to a resolution of the General Meeting~~. This competence concerns all non-issued Shares of the Company’s authorised capital~~, except insofar as the competence to issue Shares is vested in another body of the Company in accordance with Article 6.2 hereof.

6.2	Shares may be issued pursuant to a resolution of another body of the Company, if and insofar as such body is designated competent to do so by the General Meeting. ~~Such designation can be made each time for a maximum period of five years and can be extended each time for a maximum period of five years.~~ A designation must determine the aggregate nominal value up to which Shares may be issued pursuant to a resolution of the other body~~. A resolution to make such designation must also determine how many Shares of each class may be issued~~. A resolution of the General Meeting to designate another body of the Company as competent to issue Shares can only be withdrawn at the proposal of the Management Board which has been approved by the Supervisory Board, unless provided otherwise in the resolution to make the designation.

6.3	A resolution of the General Meeting to issue Shares or to designate another body of the Company as competent to do so can only be adopted at the proposal of the Management Board which has been approved by the Supervisory Board.

6.4	A resolution of the Management Board to issue Shares requires the approval of the Supervisory Board.

6.5	The foregoing provisions of this Article 6 apply by analogy to the granting of rights to subscribe for Shares, but do not apply to the issuance of Shares to a person exercising a right to subscribe for Shares previously granted.

6.6	The body of the Company resolving to issue Shares or to grant rights to subscribe for Shares must determine the issue price and the other conditions of issuance in the resolution to issue. It may also determine that the Shares concerned will, in whole or in part, be issued and paid-up at the expense of the Company’s reserves.

~~6.7~~	~~In the event of an issue of Preference Shares a General Meeting shall be convened, to be held not later than twelve months after the date on which the Preference Shares were issued for the first time. The agenda for that meeting shall include a proposal relating to the repurchase of the Preference Shares in accordance with the provisions of Article 9 or the cancellation of the Preference Shares in accordance with the provisions of Article 10. If a resolution to be adopted in respect of this item on the agenda does not result in the repurchase or cancellation of the Preference Shares, a General Meeting must be convened and held, in each case within twelve months of the previous meeting, the agenda of which meetings shall include a proposal relating to the repurchase or cancellation of the Preference Shares, until such time as no more Preference Shares remain outstanding.~~

Article 7. Pre-emptive Rights.

7.1	Upon the issuance of ~~Ordinary~~ Shares, each ~~holder of Ordinary Shares~~ Shareholder will have pre-emptive rights in proportion to the aggregate nominal value of his ~~Ordinary~~ Shares. A Shareholder will not have a pre-emptive right in respect of ~~Ordinary Shares issued against a non-cash contribution. Nor will the Shareholder have a pre-emptive right in respect of Ordinary~~ Shares issued to employees of the Company or of a group company (groepsmaatschappij).

7.2	Prior to each individual issuance, the pre-emptive rights may be restricted or excluded by a resolution of the General Meeting. However, with respect to an issue of ~~Ordinary~~ Shares pursuant to a resolution of another body of the Company, the pre-emptive rights can be restricted or excluded pursuant to a resolution of such other body if and insofar as it is designated competent to do so by the General Meeting. The provisions of Articles 6.1, 6.2 and 6.4 apply by analogy.

7.3	A resolution of the General Meeting to restrict or exclude the pre-emptive rights or to designate another body of the Company as competent to do so can only be adopted at the proposal of the Management Board which has been approved by the Supervisory Board.

7.4	If a proposal is made to the General Meeting to restrict or exclude the pre-emptive rights, the reason for such proposal and the choice of the intended issue price must be set forth in the proposal in writing.

7.5	A resolution of the General Meeting to restrict or exclude the pre-emptive rights or to designate another body of the Company as competent to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of the Company’s issued capital is represented at the meeting.

7.6	When rights are granted to subscribe for ~~Ordinary~~ Shares, the Shareholders will have pre-emptive rights in respect thereof; the foregoing provisions of this Article 7 apply by analogy. Shareholders will have no pre-emptive rights in respect of ~~Ordinary~~ Shares issued to a person exercising a right to subscribe for ~~Ordinary~~ Shares previously granted.

Article 8. Payment on Shares.

8.1	Upon issuance of ~~an Ordinary~~ a Share, the full nominal value thereof must be paid-up, ~~as well as the difference between the two amounts if the Ordinary Share is subscribed for at a higher price,~~ without prejudice to the provisions of Section ~~2:80 subsection 2~~ 2:191 of the Dutch Civil Code~~, all without prejudice to the provision in Article 6.6, last sentence~~.

~~8.2~~	~~Upon the issuance of a Preference Share not issued and paid-up at the expense of the Company’s reserves, at least one fourth of the nominal value thereof must be paid-up. Additional payments on Preference Shares must be made after such additional payments have been claimed by the Company pursuant to a resolution of the Management Board which has been approved by the Supervisory Board.~~

8.2	~~8.3~~Payment for a Share must be made in cash insofar as no payment or contribution in any other form has been agreed on.

8.3	~~8.4~~The Management Board is authorised to enter into legal acts relating to non-cash contributions and the other legal acts referred to in Section 2:~~9~~204 of the Dutch Civil Code without the prior approval of the General Meeting, but subject to the approval of the Supervisory Board.

8.4	~~8.5~~Payments for Shares and non-cash contributions are furthermore subject to the provisions of Sections 2:~~80~~191, ~~2:80a, 2:80b~~ 2:191a and 2:19~~4~~1b of the Dutch Civil Code.

Article 9. Own Shares.

~~9.1~~	~~When issuing Shares, the Company may not subscribe for its own Shares.~~

~~9.2~~	~~The Company is entitled to acquire its own fully paid-up Shares, or depositary receipts for Shares, provided either that no valuable consideration is given or that:~~

~~(a)~~	~~the Company’s equity, after the deduction of the acquisition price, is not less than the sum of the paid-up and called-up part of the issued capital and the reserves which must be maintained by virtue of the law; and~~

~~(b)~~	~~the nominal value of the Shares which the Company acquires, holds, holds in pledge or which are held by a subsidiary (dochtermaatschappij), does not exceed fifty per cent (50%) of the Company’s issued capital.~~

~~For the purpose of applying provision (a), the amount of equity shown in the last adopted balance sheet, reduced by the acquisition price of Shares or depositary receipts for Shares and further reduced by distributions of profits or at the expense of reserves to others, which have become due from the Company and its subsidiaries after the balance sheet date, is decisive. An acquisition in accordance with this Article 9.2 is not permitted if more than six months have elapsed after the end of a financial year without the annual accounts having been adopted.~~

~~9.3~~	~~Acquisition for valuable consideration is permitted only if the General Meeting has authorised the Management Board to do so. Such authorisation will be valid for a period not exceeding eighteen months. The General Meeting must determine in the authorisation the number of Shares or depositary receipts for Shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. In addition, the approval of the Supervisory Board is required for any such acquisition.~~

~~9.4~~	~~The Company may, without authorisation by the General Meeting, acquire its own Shares for the purpose of transferring such Shares to employees of the Company or of a group company (groepsmaatschappij) under a scheme applicable to such employees, provided such Shares are quoted on the price list of a stock exchange.~~

~~9.5~~	~~Articles 9.2 and 9.3 do not apply to Shares or depositary receipts for Shares which the Company acquires by universal succession in title.~~

9.1	The Company and its subsidiaries may acquire fully paid-up Shares or depositary receipts thereof, with due observance of the relevant statutory provisions.

9.2	~~9.6~~No voting rights may be exercised in the General Meeting with respect to any Share held by the Company or by a subsidiary (dochtermaatschappij), or any Share for which the Company or a subsidiary (dochtermaatschappij) holds the depositary receipts. No payments will be made on Shares which the Company holds in its own share capital.

9.3	~~9.7~~The Management Board is authorised to alienate Shares held by the Company or depositary receipts for Shares, but only subject to the approval of the Supervisory Board.

~~9.8~~	~~Own Shares and depositary receipts for Shares are furthermore subject to the provisions of Sections 2:89a, 2:95, 2:98, 2:98a, 2:98b, 2:98c, 2:98d and 2:118 of the Dutch Civil Code.~~

Article 10. Reduction of the Issued Capital.

~~10.1~~The General Meeting may~~, but only at the proposal of the Management Board which has been approved by the Supervisory Board,~~ resolve to reduce the Company’s issued capital~~:~~ in accordance with the relevant statutory provisions.

~~(a)~~	~~by cancellation of Shares; or~~

~~(b)~~	~~by reducing the nominal value of Shares by amendment of the Articles of Association.~~

~~The Shares in respect of which such resolution is passed must be designated therein and provisions for the implementation of such resolution must be made therein.~~

~~10.2~~	~~A resolution to cancel Shares can only relate to:~~

~~(a)~~	~~Shares held by the Company itself or of which it holds the depositary receipts; or~~

~~(b)~~	~~all Preference Shares in issue.~~

~~10.3~~	~~Reduction of the nominal value of the Shares without repayment and without release from the obligation to pay up the Shares shall take place proportionately on all Shares. The requirement of proportion may be deviated from with the consent of all Shareholders concerned.~~

~~10.4~~	~~Partial repayment on Shares or release from the obligation to make payments will only be possible for the purpose of execution of a resolution to reduce the nominal value of the Shares. Such repayment or release shall take place:~~

~~(a)~~	~~with regard to all Shares; or~~

~~(b)~~	~~with regard to all Preference Shares or all Ordinary Shares.~~

~~10.5~~	~~If Preference Shares are cancelled, the amounts paid up on these Preference Shares are to be repaid and any distribution still lacking, if any, to be calculated time-proportionately up to and including the day of payment with due observance of the provisions of Article 29 is to be made. The previous sentence does not apply to Preference Shares issued and paid-up at the expense of the Company’s reserves, nor to Preference Shares which at the time of their cancellation are held by the Company itself.~~

~~10.6~~	~~A resolution of the General Meeting to cancel all Preference Shares in issue does not require the approval of the meeting of holders of Preference Shares.~~

~~10.7~~	~~A reduction of the issued capital of the Company is furthermore subject to the provisions of Sections 2:99 and 2:100 of the Dutch Civil Code.~~

Article 11. Transfer of Shares.

~~11.1~~	~~The transfer of a Share requires an instrument intended for such purpose and, save when the Company itself is a party to such legal act, the written acknowledgement by the Company of the transfer. The acknowledgement must be made in the instrument or by a dated statement of acknowledgement on the instrument or on a copy or extract thereof and signed as a true copy by a civil law notary or the transferor. Official service of such instrument or such copy or extract on the Company is considered to have the same effect as an acknowledgement.~~

~~11.2~~	~~The provisions of Article 11.1 also apply to the transfer of a Share in the event of a sale by execution as well as to the allotment of a Share due to partition of communal property.~~

11.1	The transfer of a Share requires a notarial deed, to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the transfer must be parties.

11.2	Unless the Company itself is party to the transfer, the rights attributable to the Share can only be exercised after the Company has acknowledged said transfer or said deed has been served upon it, in accordance with the relevant provisions of the law.

11.3	Shares are freely transferable.

Article 12. Usufruct in Shares and Pledging of Shares; Depositary Receipts for Shares.

12.1	The provisions of Articles 11.1 and 11.2 apply by analogy to the creation or transfer of a right of usufruct in Shares. Whether the voting rights attached to the Shares on which a right of usufruct is created, are vested in the Shareholder or the usufructuary, is determined in accordance with Section ~~2:88~~ 2:197 of the Dutch Civil Code. Shareholders, with or without voting rights, and the usufructuary with voting rights hold Meeting Rights. A usufructuary without voting rights does not hold Meeting Rights.

~~12.2~~	~~The provisions of Article 11.1 apply by analogy to the pledging of Shares. Shares may also be pledged without acknowledgement by or service on the Company. In such case, Section 3:239 of the Dutch Civil Code applies by analogy, substituting acknowledgement by or service on the Company for the notification referred to in subsection 3 of said statutory provision. No voting rights and or Meeting Rights accrue to the pledgee of Shares which have been pledged.~~

~~12.3~~	~~Holders of depositary receipts for Shares are not entitled to Meeting Rights, unless the Company, explicitly assigned these by a resolution to that effect of the Management Board which is approved by the Supervisory Board.~~

12.2	The provisions of Articles 11.1 and 11.2 apply by analogy to the pledging of Shares. The voting rights attached to pledged Shares accrue to the Shareholder. The Meeting Rights will not accrue to the holder of a right of pledge.

12.3	The Company will not grant Meeting Rights to holders of depositary receipts issued for Shares.

CHAPTER 4. THE MANAGEMENT BOARD.

Article 13. Management Board Members.

13.1	The number of Management Board members will be determined by the Supervisory Board after consultation with the Management Board.

13.2	The Supervisory Board appoints a chairman of the Management Board and, if deemed necessary, a vice-chairman, from among the Management Board members.

~~13.3~~	~~The Company must have a policy with respect to the remuneration of the Management Board members. This policy is determined by the General Meeting; the Supervisory Board will make a proposal to that end. The remuneration policy will include at least the subjects described in Sections 2:383c through 2:383e of the Dutch Civil Code, to the extent these subjects concern the Management Board.~~

13.3	~~13.4The Supervisory Board~~ The General Meeting will establish the remuneration and further conditions of employment for each Management Board member ~~with due observance of the aforementioned policy. With respect to Share and Share option schemes, the Supervisory Board will submit a proposal for approval to the General Meeting. This proposal must at least state the number of Shares or options that can be awarded to the Management Board as well as the criteria that apply to any award or change~~.

13.4	~~13.5~~Management Board members are entitled to an indemnity from the Company and D&O insurance, in accordance with the provisions of Article 25.

Article 14. Appointment, Suspension and Removal of Management Board Members.

14.1	Management Board members will be appointed by the General Meeting of Shareholders.

14.2	The Supervisory Board will nominate one or more candidates for each vacant seat and, if no Management Board members are in office, it will do so as soon as reasonably possible.

14.3	The nomination by the Supervisory Board with respect to a vacant seat is binding. However, the General Meeting of Shareholders may, at any time, by a resolution passed with a majority of the votes cast representing more than one-third of the Company’s issued capital, resolve that such list is not binding. If such resolution is passed the provisions in Article 14.2 and in the first and second sentences of this Article 14.3 shall apply by analogy. A resolution of the General Meeting of Shareholders to appoint a Management Board member other than pursuant to a nomination by the Supervisory Board requires a two-third majority of the votes cast representing more than one-half of the Company’s issued capital.

14.4	At a General Meeting of Shareholders, votes in respect of the appointment of a Management Board member can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto. If none of the candidates nominated by the Supervisory Board is appointed, the Supervisory Board retains the right to make a new binding nomination at a next meeting.

14.5	A nomination or recommendation to appoint a Management Board member will state the candidate’s age and the positions he holds or has held, insofar as these are relevant for the performance of the duties of a Management Board member. The nomination or recommendation must state the reasons on which they are based.

14.6	A Management Board member will retire not later than the day on which the annual General Meeting of Shareholders is held in the fourth calendar year after the calendar year in which such member was last appointed. A Management Board member who retires in accordance with the previous provision is immediately eligible for reappointment.

14.7	Each Management Board member may be suspended or removed by the General Meeting of Shareholders at any time. A resolution of the General Meeting of Shareholders to suspend or remove a Management Board member other than pursuant to a proposal by the Supervisory Board requires a two-third majority of the votes cast representing more than one-half of the Company’s issued capital.

A Management Board member may also be suspended by the Supervisory Board. A suspension by the Supervisory Board may, at any time, be discontinued by the General Meeting of Shareholders.

14.8	Any suspension may be extended one or more times, but may not last longer than six months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension will end.

Article 15. Duties, Decision-making Process and Allocation of Duties.

15.1	The Management Board is entrusted with the management of the Company. In performing their duties, the Management Board members must act in accordance with the interests of the Company and its business.

15.2	The Management Board may establish rules regarding its decision-making process and working methods. In this context, the Management Board may also determine the duties for which each Management Board member is particularly responsible. The Supervisory Board may decide that such rules and allocation of duties be set forth in writing and that such rules and allocation of duties are subject to its approval.

15.3	Management Board resolutions at all times may be adopted in writing, provided the proposal concerned is submitted to all Management Board members then in office and none of them objects to this manner of adopting resolutions. Adoption of resolutions in writing will be effected by written statements from all Management Board members then in office.

15.4	A Management Board member may not participate in deliberating or decision-making within the Management Board, if with respect to the matter concerned he has a direct or indirect personal interests that conflicts with the interests of the Company and the business connected with it. If, as a result hereof, the Management Board cannot make a decision, the Supervisory Board will resolve the matter.

15.5	The Management Board member who in connection with a (potential) conflict of interests does not exercise certain duties and powers will insofar be regarded as a Management Board member who is unable to perform his duties (belet).

Article 16. Representation; Conflicts of Interest.

16.1	The Management Board is authorised to represent the Company. Each Management Board member individually is also authorised to represent the Company.

16.2	The Management Board may appoint officers with general or limited power to represent the Company. Each officer will be authorised to represent the Company, subject to the restrictions imposed on him.

16.3	In the event of a conflict of interests as referred to in Article 15.4, the provisions of Article 16.1 will continue to apply unimpaired. In addition, the Supervisory Board may, ad hoc or otherwise, appoint one or more persons to represent the Company in matters in which a (potential) conflict of interests exists between the Company and one or more Management Board members.

Article 17. Approval of Management Board Resolutions.

~~17.1~~	~~The Management Board requires the approval of the General Meeting for resolutions entailing a significant change in the identity or character of the Company or its business, in any case concerning:~~

~~(a)~~	~~the transfer of (nearly) the entire business of the Company to a third party;~~

~~(b)~~	~~entering into or terminating a long term cooperation between the Company or a subsidiary (dochtermaatschappij) and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for the Company; or~~

~~(c)~~	~~acquiring or disposing of a participation in the capital of a company if the value of such participation is at least one third of the sum of the assets of the Company according to its balance sheet and explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet and explanatory notes according to the last adopted annual accounts of the Company, by the Company or a subsidiary (dochtermaatschappij).~~

17.1	~~17.2~~The Supervisory Board is entitled to require resolutions of the Management Board to be subject to its approval. Such resolutions must be clearly specified and notified to the Management Board in writing.

17.2	~~17.3~~The absence of approval required pursuant to this Article 17 will not affect the authority of the Management Board or its members to represent the Company.

Article 18. Vacancy or Inability to Act.

18.1	For each vacant seat on the Management Board, the Supervisory Board can determine that it will be temporarily occupied for a maximum term of eighteen months by a person (a stand-in) designated by the Supervisory Board. Persons that can be designated as such include (without limitation) Supervisory Board members.

18.2	If and as long as one or more seats on the Management Board are vacant, the management of the Company will be temporarily entrusted to the person or persons who (whether as a stand-in or not) do occupy a seat in the Management Board. If and as long as all seats are vacant and no seat is temporarily occupied, the Supervisory Board will be temporarily entrusted with the management of the Company.

18.3	When determining to which extent Management Board members are present or represented, consent to a manner of adopting resolutions, or vote, stand-ins will be counted-in and no account will be taken of vacant seats for which no stand-in has been designated.

18.4	For the purpose of this Article 18, the seat of a Management Board member who is unable to perform his duties (belet) will be treated as a vacant seat.

CHAPTER 5. THE SUPERVISORY BOARD.

Article 19. Supervisory Board Members.

19.1	The Company will have a Supervisory Board.

19.2	The number of Supervisory Board members will be determined by the Supervisory Board and will be at least three. If the number of Supervisory Board members in office is less than three, the Supervisory Board will take measures forthwith to increase the number of members, with due observance of the provisions of Article 20.

19.3	The remuneration of each Supervisory Board member will be fixed by the General Meeting of Shareholders and will not be dependent upon the profit of the Company. The Supervisory Board members are entitled to an indemnity from the Company and D&O insurance, in accordance with the provisions of Article 25.

Article 20. Appointment, Suspension and Removal of Supervisory Board Members.

20.1	Supervisory Board members will be appointed by the General Meeting of Shareholders.

20.2	The Supervisory Board will nominate one or more candidates for each vacant seat.

20.3	The nomination by the Supervisory Board with respect to a vacant seat is binding. However, the General Meeting of Shareholders may, at any time, by a resolution passed with a majority of the votes cast representing more than one-third of the Company’s issued capital, resolve that such list is not binding. If such resolution is passed the provisions in Article 20.2 and in the first and second sentences of this Article 20.3 shall apply by analogy. A resolution of the General Meeting of Shareholders to appoint a Supervisory Board member other than pursuant to a nomination by the Supervisory Board requires at least two-third of the votes cast representing more than one-half of the Company’s issued capital.

20.4	At a General Meeting of Shareholders, votes in respect of the appointment of a Supervisory Board member can only be cast for candidates named in the agenda of the meeting or the explanatory notes thereto. If none of the candidates nominated by the Supervisory Board is appointed, the Supervisory Board retains the right to make a new binding nomination at a next meeting.

20.5	A nomination or recommendation to appoint a Supervisory Board member will state the candidate’s age, his profession, the number of shares he holds in the capital of the Company and the positions he holds or has held, insofar as these are relevant for the performance of the duties of a Supervisory Board member. Furthermore, the names of the legal entities of which he is also a member of their supervisory boards must be indicated; if those include legal entities which belong to the same group, a reference to that group will be sufficient. The nomination or recommendation must state the reasons on which it is based.

20.6	The Supervisory Board members will retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. However, a Supervisory Board member will retire not later than the day on which the annual General Meeting of Shareholders is held in the fourth calendar year after the calendar year in which such member was last appointed. A Supervisory Board member who retires in accordance with the previous provision is immediately eligible for reappointment.

20.7	Each Supervisory Board member may be suspended or removed by the General Meeting of Shareholders at any time. A resolution of the General Meeting of Shareholders to suspend or remove a Supervisory Board member other than pursuant to a proposal by the Supervisory Board requires at least two-thirds of the votes cast representing more than one-half of the Company’s issued capital.

20.8	Any suspension may be extended one or more times, but may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension ends.

Article 21. Duties and Powers.

21.1	It is the duty of the Supervisory Board to supervise the management of the Management Board and the general course of affairs of the Company and the business connected with it. The Supervisory Board will assist the Management Board by giving advice. In performing their duties, the Supervisory Board members must act in accordance with the interests of the Company and its business.

21.2	The Supervisory Board may provide that one or more of its members, whether or not accompanied by an expert as referred to in Article 21.3, has access to the Company’s premises and is authorised to inspect its books, correspondence and other documents, and take cognizance of the acts and operations that have taken place. The Supervisory Board may also decide that only certain of the rights set forth in the preceding sentence may be exercised.

21.3	In the accomplishment of its duties, the Supervisory Board may call upon the assistance or advice of one or more experts to be appointed by it for a fee to be agreed upon with the Supervisory Board, which fee shall be chargeable to the Company.

21.4	The Supervisory Board may establish rules regarding its decision-making process and its working methods, in addition to the relevant provisions of these Articles of Association.

Article 22. Chairman and Vice-Chairman.

22.1	The Supervisory Board will elect a chairman and can elect a vice-chairman from among its members.

22.2	If the chairman and the vice-chairman are absent or prevented from attending a meeting, one of the other Supervisory Board members, to be designated by the Supervisory Board, will act as chairman.

Article 23. Meetings; Decision-making Process.

23.1	The Supervisory Board will meet whenever its chairman or at least two of its members deem it desirable. The chairman or his substitute will preside over the meeting and minutes will be kept of the proceedings. The Management Board members will attend the meetings unless the Supervisory Board expresses its wish to meet separately.

23.2	At the meeting of the Supervisory Board, resolutions must be adopted by an absolute majority of the votes cast at the meeting.

23.3	In the event of a tie in voting the chairman will have a deciding vote, but only if more than two Supervisory Board members are present.

23.4	The Supervisory Board may adopt a resolution by written consent without holding a meeting, provided that the proposed resolution has been submitted to all the Supervisory Board members, none of them opposes this manner of adopting a resolution and the majority of the members have voted in favour of the proposed resolution. After the Supervisory Board adopts a resolution without holding a meeting all Supervisory Board members are to be informed thereof.

23.5	A resolution of the Supervisory Board can be evidenced by a document setting forth such resolution and signed by the chairman or, if the chairman is absent or prevented from attending the meeting or if there is no chairman, by one of the other Supervisory Board members.

23.6	A Supervisory Board member may not participate in deliberating or decision-making within the Supervisory Board, if with respect to the matter concerned he has a direct or indirect personal interests that conflicts with the interests of the Company and the business connected with it. Article 15.5 applies by analogy. The Supervisory Board will however resolve the matter, if, as a result hereof, the Supervisory Board would not be able to make a decision.

Article 24. Committees.

24.1	The Supervisory Board may, without prejudice to its responsibilities, designate one or more committees from among its members, which will have the responsibilities specified by the Supervisory Board.

24.2	The composition of any such committee will be determined by the Supervisory Board.

24.3	The General Meeting of Shareholders may grant additional compensation to the members of the committee(s) for their service on the committee(s).

Article 25. Indemnity and Insurance.

25.1	To the extent permissible by law, the Company will indemnify and hold harmless each member of the Management Board and of the Supervisory Board, both former members and members currently in office (each of them, for the purpose of this Article 25 only, an Indemnified Person), against any and all liabilities, claims, judgments, fines and penalties (Claims) incurred by the Indemnified Person as a result of any expected, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (each, a Legal Action), of or initiated by any party other than the Company itself or a group company (groepsmaatschappij) thereof, in relation to any acts or omissions in or related to his capacity as an Indemnified Person. Claims will include derivative actions of or initiated by the Company or a group company (groepsmaatschappij) thereof against the Indemnified Person and (recourse) claims by the Company itself or a group company (groepsmaatschappij) thereof for payments of claims by third parties if the Indemnified Person will be held personally liable therefore.

25.2	The Indemnified Person will not be indemnified with respect to Claims in so far as they relate to the gaining in fact of personal profits, advantages or remuneration to which he was not legally entitled, or if the Indemnified Person has been adjudged to be liable for wilful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid).

25.3	The Company will provide for and bear the cost of adequate insurance covering Claims against sitting and former Management Board members and sitting and former Supervisory Board members (D&O insurance) of at least ten million US Dollars (USD 10,000,000) per occurrence, unless such insurance cannot be obtained at reasonable terms.

25.4	Any expenses (including reasonable attorneys’ fees and litigation costs) (collectively, Expenses) incurred by the Indemnified Person in connection with any Legal Action will be settled or reimbursed by the Company, but only upon receipt of a written undertaking by that Indemnified Person that he will repay such Expenses if a competent court in an irrevocable judgment has determined that he is not entitled to be indemnified. Expenses will be deemed to include any tax liability which the Indemnified Person may be subject to as a result of his indemnification.

25.5	Also in case of a Legal Action against the Indemnified Person by the Company itself or its group companies (groepsmaatschappijen), the Company will settle or reimburse to the Indemnified Person his reasonable attorneys’ fees and litigation costs, but only upon receipt of a written undertaking by that Indemnified Person that he will repay such fees and costs if a competent court in an irrevocable judgment has resolved the Legal Action in favour of the Company or the relevant group company (groepsmaatschappij) rather than the Indemnified Person.

25.6	The Indemnified Person may not admit any personal financial liability vis-à-vis third parties, nor enter into any settlement agreement, without the Company’s prior written authorisation. The Company and the Indemnified Person will use all reasonable endeavours to cooperate with a view to agreeing on the defence of any Claims, but in the event that the Company and the Indemnified Person fail to reach such agreement, the Indemnified Person will comply with all directions given by the Company in its sole discretion, in order to be entitled to the indemnity contemplated by this Article 25.

25.7	The indemnity contemplated by this Article 25 does not apply to the extent Claims and Expenses are reimbursed by insurers.

25.8	This Article 25 can be amended without the consent of the Indemnified Persons as such. However, the provisions set forth herein nevertheless continues to apply to Claims and/or Expenses incurred in relation to the acts or omissions by the Indemnified Person during the periods in which this clause was in effect.

CHAPTER 6. ANNUAL ACCOUNTS; PROFITS AND DISTRIBUTIONS.

Article 26. Financial Year and Annual Accounts.

26.1	The Company’s financial year is the calendar year.

26.2	Annually, not later than ~~four~~ five months after the end of the financial year, save where this period is extended by the General Meeting by not more than five months by reason of special circumstances, the Management Board must prepare annual accounts and deposit the same for inspection by the Shareholders and other persons holding Meeting Rights at the Company’s office. Within the same period, the Management Board must also deposit the report of the Management Board for inspection by the Shareholders and other persons holding Meeting Rights.

26.3	The annual accounts must be signed by the Management Board members and the Supervisory Board members. If the signature of one or more of them is missing, this will be stated and reasons for this omission will be given.

26.4	Annually, the Supervisory Board must prepare a report, which will be enclosed with the annual accounts and the report of the Management Board.

26.5	The Company must ensure that the annual accounts, the report of the Management Board, the report of the Supervisory Board and the information to be added by virtue of the law are kept at its office as of the day on which notice of the annual General Meeting of Shareholders is given. Shareholders and other persons holding Meeting Rights may inspect the documents at that place and obtain a copy free of charge.

26.6	The annual accounts, the report of the Management Board and the information to be added by virtue of the law are furthermore subject to the provisions of Book 2, Title 9, of the Dutch Civil Code.

26.7	The language of the annual accounts and the report of the Management Board will be English.

Article 27. External Auditor.

27.1	The General Meeting of Shareholders will commission an organization in which certified public accountants cooperate, as referred to in Section 2:393 subsection 1 of the Dutch Civil Code (an External Auditor) to examine the annual accounts drawn up by the Management Board in accordance with the provisions of Section 2:393 subsection 3 of the Dutch Civil Code.

27.2	The External Auditor is entitled to inspect all of the Company’s books and documents and is prohibited from divulging anything shown or communicated to it regarding the Company’s affairs except insofar as required to fulfil its mandate. Its fee is chargeable to the Company.

27.3	The External Auditor will present a report on its examination to the Supervisory Board and to the Management Board. In this it will address at a minimum its findings concerning the reliability and continuity of the automated data processing system.

27.4	The External Auditor will report on the results of its examination, in an auditor’s statement, regarding the accuracy of the annual accounts.

27.5	The annual accounts cannot be adopted if the General Meeting of Shareholders has not been able to review the auditor’s statement from the External Auditor, which statement must have been added to the annual accounts, unless the information to be added to the annual accounts states a legal reason why the statement has not been provided.

Article 28. Adoption of the Annual Accounts and Release from Liability.

28.1	The General Meeting will adopt the annual accounts.

28.2	At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, it will be separately proposed that the Management Board members and the Supervisory Board members be released from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts.

Article 29. Profits and Distributions.

~~29.1~~	~~After adoption of the annual accounts, but no later than within six months from the end of the financial year concerned, a cash distribution will be made on the Preference Shares in respect of the previous financial year, which distribution will be calculated as follows:~~

~~(a)~~	~~if the Preference Shares are fully paid up at the expense of the Company’s reserves, the annual distribution will be EUR 1,000 for all outstanding Preference Shares together;~~

~~(b)~~	~~in other cases, the distribution will be a percentage equal to the average one monthly Euribor (Euro Interbank Offered Rate) – weighted to reflect the number of days for which the payment is made – plus a premium, to be determined by the Management Board, subject to the approval of the Supervisory Board, of at least one percentage point and at most four percentage points, depending on the prevailing market conditions.~~

~~The distribution referred to under (a) or (b) will be calculated over the proportionate period of time if the relevant Preference Shares were issued in the course of the financial year. Distributions in respect of the Preference Shares are calculated over the paid up part of their nominal value. The making of such distributions is subject to the provision of Article 29.8. The amounts of said distributions will be charged to the profits realised during the financial year in respect of which it is made or, if such profits are insufficient, any other part of the Company’s distributable equity. No further distributions will be made on the Preference Shares.~~

29.1	~~29.2~~The Management Board, with the approval of the Supervisory Board, may decide that part of the profits realised during a financial year be set aside to increase and/or form reserves.

29.2	~~29.3~~The profits remaining after application of Article~~s~~ 29.1 ~~and 29.2~~ will be put at the disposal of the General Meeting. The Management Board, with the approval of the Supervisory Board, will make a proposal for that purpose. A proposal to pay a dividend will be dealt with as a separate agenda item at the General Meeting of Shareholders.

29.3	~~29.4~~Distributions from the Company’s distributable reserves are made pursuant to a resolution of the Management Board, with the approval of the Supervisory Board.

29.4	~~29.5Provided it appears from an interim statement of assets signed by the Management Board that the requirement mentioned in Article 29.8 concerning the position of the Company’s assets has been fulfilled, the~~ The Management Board may, with the approval of the Supervisory Board, make one or more interim distributions to the ~~holders of Ordinary Shares and/or the holders of Preference Shares, with regard to Preference Shares, however, subject to the maximum distribution as set forth in Article 29.1~~Shareholders.

29.5	~~29.6~~The Management Board may, with the approval of the Supervisory Board, decide that a distribution on ~~Ordinary~~ Shares shall not take place as a cash payment but as a payment in ~~Ordinary~~ Shares, or decide that the ~~holders of Ordinary Shares~~ Shareholders shall have the option to receive a distribution as a cash payment and/or as a payment in ~~Ordinary~~ Shares, out of the profit and/or at the expense of reserves, provided that the Management Board is designated by the General Meeting pursuant to Articles 6.2 and 6.3. With the approval of the Supervisory Board, the Management Board shall determine the conditions applicable to the aforementioned choices.

~~29.7~~	~~The Company’s policy on reserves and dividends shall be determined and can be amended by the Management Board, subject to the approval of the Supervisory Board. The adoption and thereafter each amendment of the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item.~~

29.6	A resolution to make a distribution will not be effective until approved by the Management Board. The Management Board may only refuse to grant such approval if it knows or reasonably should foresee that after the distribution the Company would not be able to continue to pay its debts as they fall due.

~~29.8~~	~~Distributions may be made only insofar as the Company’s equity exceeds the amount of the paid in and called up part of the issued capital, increased by the reserves which must be kept by virtue of the law or these Articles of Association.~~

Article 30. Payment of and Entitlement to Distributions.

30.1	Dividends and other distributions shall be made payable within four weeks after adoption, unless the Management Board sets another date for payment. ~~Different payment release dates may be set for the Ordinary Shares and the Preference Shares.~~

30.2	A claim of a Shareholder for payment of a distribution shall be barred after five years have elapsed after the day of payment.

CHAPTER 7. THE GENERAL MEETING.

Article 31. Annual General Meeting of Shareholders.

31.1	Each year, though not later than in the month of June, a General Meeting of Shareholders will be held.

31.2	The agenda of such meeting will include the following subjects for discussion:

(a)	discussion of the report of the Management Board;

~~(b)~~	~~discussion on the implementation of the remuneration policy;~~

~~(c~~(b)	discussion and adoption of the annual accounts;

(~~d~~c)	dividend proposal (if applicable);

(~~e~~d)	appointment of an External Auditor;

(~~f~~e)	other subjects presented for discussion by the Supervisory Board or the Management Board and announced with due observance of the provisions of these Articles of Association~~, as for instance (i) release of the Management Board members and Supervisory Board members from liability; (ii) discussion of the policy on reserves and dividends; (iii) designation of a body of the Company competent to issue Shares; and/or (iv) authorisation of the Management Board to make the Company acquire own Shares or depositary receipts for Shares~~.

Article 32. Extraordinary General Meeting of Shareholders.

Other General Meetings of Shareholders will be held whenever the Supervisory Board or the Management Board deems such to be necessary, without prejudice to the provisions of Sections 2:~~1~~220~~8a~~, ~~2:110, 2:111~~ 2:221 and 2:~~11~~222 of the Dutch Civil Code.

Article 33. Notice and Agenda of Meetings.

33.1	Notice of General Meetings of Shareholders will be given by the Supervisory Board or the Management Board.

33.2	Notice of the meeting must be given with due observance of the statutory notice period.

33.3	The notice of the meeting will state:

(a)	the subjects to be dealt with;

(b)	venue and time of the meeting;

~~(c)~~	~~the requirements for admittance to the meeting as described in Articles 37.2 and 37.3, as well as the information referred to in Article 38.3 (if applicable); and~~

(c)	~~(d)~~the address of the Company’s website,

and such other information as may be required by law.

33.4	Further communications which must be made to the General Meeting pursuant to the law or these Articles of Association can be made by including such communications either in the notice, or in a document which is deposited at the Company’s office for inspection, provided a reference thereto is made in the notice itself.

33.5	Shareholders and/or other persons holding Meeting Rights, who, alone or jointly, meet the requirements set forth in Section ~~2:114a subsection 2~~ 2:224a of the Dutch Civil Code will have the right to request the Management Board or the Supervisory Board to place items on the agenda of the General Meeting of Shareholders~~, provided the reasons for the request must be stated therein and the request must be received by the chairman of the Management Board or the chairman of the Supervisory Board in writing at least sixty (60) days before the date of the General Meeting of Shareholders~~.

33.6	The notice will be given in the manner stated in Article 39.

Article 34. Venue of Meetings.

General Meetings of Shareholders can be held in Amsterdam, The Hague, Amstelveen, Hoofddorp or Haarlemmermeer (including Schiphol Airport), at the choice of those who call the meeting.

Article 35. Chairman of the Meeting.

35.1	The General Meeting of Shareholders will be presided over by the chairman of the Supervisory Board or his replacement. However, the Supervisory Board may also appoint another chairman to preside over the meeting. The chairman of the meeting will have all powers necessary to ensure the proper and orderly functioning of the General Meeting of Shareholders.

35.2	If the chairmanship of the meeting is not provided for in accordance with Article 35.1, the meeting will itself elect a chairman, provided that so long as such election has not taken place, the chairmanship will be held by a Management Board member designated for that purpose by the Management Board members present at the meeting.

Article 36. Minutes.

36.1	Minutes will be kept of the proceedings at the General Meeting of Shareholders by a secretary to be appointed by the chairman, which will be adopted by the chairman and the secretary and will be signed by them as evidence thereof.

36.2	However, the chairman may determine that notarial minutes will be prepared of the proceedings of the meeting. In that case the co-signature of the chairman will be sufficient.

Article 37. Rights at Meetings and Admittance.

37.1	Each Shareholder and each other person holding Meeting Rights is authorised, either in person or represented by a representative authorised in writing, to take part in, to speak at, and to the extent applicable, to exercise his voting rights in the General Meeting of Shareholders.

~~37.2~~	~~With respect to Ordinary Shares, the Management Board is authorised and obliged to set a record date for each General Meeting of Shareholders in accordance with Section 2:119 of the Dutch Civil Code, in order to determine to which persons voting rights and Meeting Rights are vested. The record date and the manner in which persons holding Meeting Rights can register and exercise their rights will be set out in the notice of the meeting.~~

37.2	~~37.3~~A person holding Meeting Rights or his proxy will only be admitted to the meeting if he has notified the Company of his intention to attend the meeting in writing at the address and by the date specified in the notice of meeting. The proxy is also required to produce written evidence of his mandate.

37.3	~~37.4~~The Management Board is authorised to determine that the Meeting Rights and voting rights in respect of a General Meeting of Shareholders as referred to in Article 37.1 can be exercised by using an electronic means of communication. If so decided, it will be required that each person holding Meeting Rights or his proxy holder can be identified through the electronic means of communication, follow the discussions in the meeting and exercise the voting right. The Management Board may also determine that the electronic means of communication used must allow each person holding Meeting Rights or his proxy holder to participate in the discussions.

37.4	~~37.5~~The Management Board may determine further conditions to the use of electronic means of communication as referred to in Article 37.~~4~~3, provided such conditions are reasonable and necessary for the identification of persons holding Meeting Rights and the reliability and safety of the communication. Such further conditions will be set out in the notice of the meeting. The foregoing does, however, not restrict the authority of the chairman of the meeting to take such action as he deems fit in the interest of the meeting being conducted in an orderly fashion. Any non or malfunctioning of the means of electronic communication used is at the risk of the persons holding Meeting Rights using the same.

37.5	~~37.6~~The company secretary will arrange for the keeping of an attendance list in respect of each General Meeting of Shareholders. The attendance list will contain in respect of each person with voting rights present or represented: his name, the number of votes that can be exercised by him and, if applicable, the name of his representative. The attendance list will furthermore contain the aforementioned information in respect of persons with voting rights who participate in the meeting in accordance with Article ~~37.4 or which have cast their votes in the manner referred to in Article 38.3~~37.3. The Company is authorised to apply such verification procedures as it reasonably deems necessary to establish the identity of the persons holding Meeting Rights and, where applicable, the identity and authority of representatives.

37.6	~~37.7~~The Supervisory Board members and Management Board members will have the right to attend the General Meeting of Shareholders in person and to address the meeting. They will have the right to give advice in the meeting. Also, the External Auditor is authorised to attend and address the General Meetings of Shareholders.

37.7	~~37.8~~The chairman of the meeting will decide upon the admittance to the meeting of persons other than those aforementioned in this Article 37.

37.8	~~37.9~~The official language of the General Meetings of Shareholders will be English.

Article 38. Adoption of Resolutions and Voting Power.

38.1	Each Share confers the right to cast one vote.

38.2	At the General Meeting of Shareholders, all resolutions must be adopted by an absolute majority of the votes cast, except in those cases in which the law or these Articles of Association require a greater majority. If there is a tie in voting, the proposal will thus be rejected.

~~38.3~~	~~The Management Board may determine that votes cast prior to the General Meeting of Shareholders by electronic means of communication or by mail, are equated with votes cast at the time of the General Meeting. Such votes may not be cast before the day of registration referred to in Article 37.2.~~

~~Without prejudice to the provisions of Article 37 the notice convening the General Meeting of Shareholders must state how holders of voting rights may exercise their rights prior to the meeting.~~

38.3	~~38.4~~Blank and invalid votes will be regarded as not having been cast.

38.4	~~38.5~~The chairman of the meeting will decide whether and to what extent votes are taken orally, in writing, electronically or by acclamation.

38.5	~~38.6~~If in the election of persons no absolute majority of the valid votes cast at the meeting is obtained, a new vote will be taken after an intermediate vote, if necessary, on the two persons who received the largest and the next largest number of votes in the first such meeting. The person who receives the largest number of votes at the new vote will be elected. If there is an equality of votes in this case, the Supervisory Board decides which person will be elected.

38.6	~~38.7~~In the case of a voting tie regarding resolutions not concerning persons the proposal will be rejected.

38.7	~~38.8~~When determining how many votes are cast by Shareholders, how many Shareholders are present or represented, or what portion of the Company’s issued capital is represented, no account will be taken of Shares for which no votes can be cast by law.

38.8	Resolutions of the General Meeting can be adopted without holding a meeting, provided all persons with Meeting Rights have consented with such manner of resolution-making in writing. For adoption of a resolution outside a meeting it is required that all votes are cast in writing or that the resolution is recorded in writing mentioning how the votes were cast. Prior to the resolution-making, the Management Board members and Supervisory Board members must be given the opportunity to give advice.

Article 39. Notices and Announcements.

39.1	Notice of General Meetings of Shareholders will be given in accordance with the requirements of law ~~and the requirements of regulation applicable to the Company pursuant to the listing of its Shares on any stock exchange~~.

39.2	In cases where the Company must, accepts to or wishes to give notice to Shareholders and other persons holding Meeting Rights in writing, it will do so at the address which the Shareholder or other person holding Meeting Rights has given to the Company for that purpose. Unless the opposite is evident, the provision of an electronic mail address by a person holding Meeting Rights to the Company will constitute evidence of that person’s consent with the sending of notices electronically.

39.3	The provisions of Articles 39.1 and 39.2 apply by analogy to other announcements, notices and notifications to Shareholders and other persons holding Meeting Rights.

CHAPTER 8. AMENDMENT OF THE ARTICLES OF ASSOCIATION AND DISSOLUTION.

Article 40. Resolution to Amend of Articles of Association and Dissolution.

40.1	The General Meeting of Shareholders may pass a resolution to amend the Articles of Association or to dissolve the Company, with an absolute majority of the votes cast, but only on a proposal of the Management Board that has been approved by the Supervisory Board. Any such proposal must be stated in the notice of the General Meeting of Shareholders.

40.2	In the event of a proposal to the General Meeting of Shareholders to amend the Articles of Association, a copy of such proposal containing the verbatim text of the proposed amendment will be deposited at the Company’s office for inspection by Shareholders and other persons holding Meeting Rights, until the end of the meeting. Furthermore, a copy of the proposal will be made available free of charge to Shareholders and other persons holding Meeting Rights from the day it was deposited until the day of the meeting.

Article 41. Liquidation.

41.1	In the event of the dissolution of the Company by resolution of the General Meeting, the ~~Management Board members will be charged with effecting the liquidation of the Company’s affairs, and the Supervisory Board members will be charged with the supervision thereof without prejudice to the provisions of Section 2:23 subsection 2 of the Dutch Civil Code~~General Meeting shall appoint one or more persons as liquidator.

41.2	The provisions of these Articles of Association will remain in force to the extent possible during liquidation.

41.3	~~41.4From the~~ The balance of the Company’s assets after payment of all debts and the costs of the liquidation shall be ~~paid first, to the extent possible, to the holders of any Preference Shares outstanding, the amount paid-up on their Preference Shares, increased with a percentage equal to the percentage referred to in Article 29.1, calculated over each year or part of a year of the period commencing on the first day following the period over which the last distribution on the Preference Shares was paid and ending on the day of the payment on Preference Shares referred to in this Article 41.3. The previous sentence does not apply if the Preference Shares outstanding were issued and paid at the expense of the Company’s reserves.The balance remaining thereafter will be~~ distributed to the ~~holders of Ordinary Shares~~Shareholders. All distributions on ~~Ordinary~~ Shares shall be made in proportion to the number of ~~Ordinary~~ Shares held by each Shareholder.

41.4	~~41.5~~The liquidators are authorised, if the statement of assets indicates there is reason to do so, to make distributions in advance.

41.5	~~41.6~~After liquidation, the Company’s books and documents shall remain in the possession of the person designated for this purpose by the liquidators of the Company for the period prescribed by law.

41.6	~~41.7~~The liquidation is otherwise subject to the provisions of Title 1, Book 2 of the Dutch Civil Code.